Mail Stop 4561

June 29, 2007

Rashmi Garde
Vice President and General Counsel
VMware, Inc.
3145 Porter Drive
Palo Alto, CA 94304

> **Re: VMware, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed June 11, 2007**
> **File No. 333-142368**

Dear Ms. Garde:

We have reviewed your amended registration statement and have the following comments. For purposes of this comment letter, we refer to the pagination in a courtesy copy of a marked version of your amended Form S-1 filed on June 11, 2007 that was provided to us by counsel.

Form S-1/A

General

1.   Please refer to prior comment 2 from our letter dated May 25, 2007. We understand that you have restructured the exchange offer so that you are no longer relying upon Rule 701/Form S-8 for the VMware-EMC exchange offer, but rather, after discussions with CF staff, you will be filing an S-4/TO for an early commencement exchange offer parallel with amendment no. 2 to Form S-1. Please provide us with a detailed description of your revised plan. Please revise the summary and other portions of the S-1 as appropriate to provide materially complete discussion of the concurrent exchange offer to potential investors in your initial public offering, such as, but not limited to, the reasons for the exchange offer, why the exchange offer is being conducted at this time, the maximum number of VMware employees eligible to participate, the maximum number of options and restricted stock that might be issued, the financial statement impact of the exchange offer upon VMware, the dilutive impact of the exercise of options and the grant of restricted stock pursuant to the exchange offer, etc.

Cover

2.   We note that Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc. are acting as the representatives for the underwriters in this offering. We also note that you identified six additional underwriters in this amendment. Please ensure that only the lead or managing underwriter(s) are identified on the prospectus cover page. See Item 501(b)(8) of Regulation S-K.

Summary, page 1

3.   Please revise your disclosure in the section "Our Business" to specifically highlight the risks identified on page 23, relating to your historical financial information included in the prospectus being based on the estimates of management.

Risk Factors, page 12

"We rely on distributors, resellers, x86 system vendors…", page 14

4.   Please refer to prior comments 11 and 24 from our letter dated May 25, 2007. We note from your response your belief the termination of your agreement with Ingram Micro would result only in a short-term negative impact on your results of operations. We also note from your response that you believe that your contractual arrangement with Ingram Micro does not fall within one of the examples of substantial dependence provided in Item 601(b)(10)(ii)(B) of Regulation S-K. However, we are unable to concur with your conclusion. Although you expect the percentage of revenues earned from this distributor to decrease in future periods, the prospectus must include all material information as of its date. As previously noted, Ingram Micro has accounted for approximately 29%, 30% and 27% in each of the last three fiscal years. Although your disclosure does not currently address whether you had any greater than 10% customers in the interim period of fiscal 2007 (but should be revised to do so), it appears that you have historically depended upon your agreement with this distributor to sell a substantial part of your products and services. Moreover, the meaning and implication of your disclosure that the loss of this distributor would result in only a "short-term negative impact" on your results of operations remains unclear. Please file this agreement with your next amendment. To the extent your agreement with Ingram Micro contains pricing terms whose public disclosure could result in competitive harm, you may use Rule 406 to request confidential treatment of such information.

5.   Additionally, we note your disclosure that the substantive elements of your contract with Ingram Micro are similar to your other distribution agreements and arrangements. To the extent that there are material differences between your arrangement with this distributor and your arrangements with other distributors, your disclosure should be revised to disclose such material differences, in an appropriate section of the prospectus.

Use of Proceeds, page 32

6.   Please refer to prior comment 14 from our letter dated May 25, 2007. We note your
        revised disclosure in this section in response to our prior comment. However, your
        disclosure that the purpose for the $800 million dividend payment to EMC is to provide a
        return on its investment should be expanded to provide investors sufficient disclosure to
        evaluate that use of proceeds. In this regard, we note that EMC purchased VMware in a
        cash transaction valued at $625 million on January 8, 2004. We also note that EMC will
        continue to hold an approximately 90% interest in VMware upon completion of this
        offering. The factors considered in declaring this dividend and the manner in which it
        was calculated should be disclosed to enable investors to evaluate the use of proceeds
        from this offering. We were also unable to locate any revisions in MD&A and Business,
        in response to the second half of our prior comment, disclosing these anticipated costs or
        the referenced acquisition. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

7.   Please refer to prior comment 15 from our letter dated May 25, 2007. We note your
        disclosure that management focuses on operating margins and, to a less extent, on gross
        margins in evaluating your results. However, your discussion of the results of operations
        provides information solely on gross margins for the periods presented. Please revise
        your disclosure to address changes to operating margins as well and provide
        management's views on how such changes impact your results.

8.   We also note from your response to prior comment 15 that you do not believe there to be
        any apparent trend in international sales that requires MD&A disclosure. However, we
        note that historically you have recognized approximately 45% of revenues from
        international sales. We also note from your revised disclosure on page 42 that
        "substantially all of [y]our revenue is for contracts in U.S. dollars," but that a "portion"
        of your support services is paid for in currencies other than U.S. dollars. Given that
        international sales appear to have kept pace with your total revenue growth, the basis for
        your conclusion that disclosure regarding the impact of international sales on your
        business is unclear. Are sales contracts denominated in U.S. dollars because most
        international sales are transacted through one of your domestic channel partners?
        Moreover, in an appropriate location, you should provide specific disclosure, if material,
        regarding any services that are outsourced to foreign countries.

9.   We note your response to comment 16 in our letter dated May 25, 2007 where you
        indicate that the Company does not have sufficient data to quantify the changes in
        revenue between volume and price. You also indicate in your response to comment 15
        that the Company does not have sufficient data to quantify the changes in sales between
        existing and new customers. If you do not monitor changes in revenues by a

price/volume analysis or by changes in new versus existing customers, tell us how you do monitor such changes. In this regard, tell us what information is provided to your President and CEO (the Company's chief operating decision maker as indicated in Note L) in order to evaluate the Company's financial condition and operating performance. Further, we note your revised disclosures on page 44 where you indicate that "the majority of the revenue growth is the result of increased volumes." In light of this disclosure, please revise to quantify the revenue growth attributable to increased volumes. See Item 303(a)(3)(iii), which specifically requires disclosure to provide a narrative discussion of the extent to which material increases in revenues are attributable to increases in prices or volume or the introduction of new products or services. Similarly, considering your disclosure that software maintenance revenues increased due to "both to renewal sales to our existing customers and sales of maintenance contracts to our new customers," please explain why you are not able to support this statement with quantifiable amounts. Also, tell us how you considered including a discussion of the additional product offerings that contributed to your revenue growth.

Results of Annual Operations, page 44

10.   We note your response to comment 18 in our letter dated May 25, 2007 where you indicate that the Company's products are largely iterations of previous products with added feature sets and functionality. Regardless of the fact that the Company provides updates to its products through your maintenance agreements, we would expect that the Company is able to monitor whether these products/services are being provided to new or existing customers. Please explain how your response supports the fact that the Company is unable to quantify the change in revenue between new and existing customers.

Results of First Quarter Operations, page 49

11.   We note that your narrative discussion for factors contributing to material changes in your results of operations is substantially duplicative of the narrative discussion relation to annual results of operations. You should revise your disclosure to address any specific factors in the interim period that impacted changes between your first quarter results. For example, discuss the manner in which you add partners to your distribution channels and the specific impact these new partners have on revenues. Revise to address, if material, the specific types of professional services provided in first quarter 2007 that were not provided in the same period in 2006. Revise to discuss the location of the dedicated marketing employees that EMC hired on your behalf in 2006 and provide some context to investors on how such marketing activities are fit into your overall marketing strategy.

Business, page 57

12.   Please refer to prior comment 21 from our letter dated May 25, 2007. We note from your response that the disclosure on page 58 regarding server consolidation ratios typically achieved by your customers is based upon research conducted and published by VMware. Please provide us with copies of these reports and revise your disclosure to note that these statements are your opinion or based upon your research. Please also provide us with documentation to support your statement that "industry analysts have independently characterized [you] as the leading virtualization solution provider in the marketplace."

Sales and Marketing, page 68

13.   Please refer to prior comment 23 from our letter dated May 25, 2007. We note your revisions to the disclosure on page 68 in response to our prior comment. However, we continue to believe that you should revise your disclosure to provide investors with a more useful description of your the types of contractual relationships you maintain with these channel partners. Given your disclosure that you have relationships with over 4000 of these partners, it remains unclear how such relationships are managed. Do these partners act as retail outlets for your products? How does your sales force interact and complement these partners in the marketing of your products? Revise also to address the manner in which your software maintenance and professional services are marketed and sold to customers.

Management, page 72

Stock Ownership of Directors & Executive Officers, page 75

14.   Please revise footnote (1) to your table to identify the number of stock options eligible to be tendered in the exchange offer.

Compensation Discussion and Analysis, page 76

Elements of our Executive Compensation Program, page 71

15.   Please refer to prior comment 29 from our letter dated May 25, 2007. We were unable to locate any revised disclosure pursuant to the first part of our prior comment. Specifically, we continue to note your disclosure regarding base salaries being determined by "evaluating the responsibilities of the executive's position, the executive's experience, and the competitive marketplace." Revise to disclose the scope of the "competitive marketplace" that was considered in setting compensation. See Item 402(b)(2)(xiv). Although, we note your revised disclosure that the Compensation and Corporate Governance Committee may select different peer group companies from EMC and may or may not choose to benchmark compensation against such companies, your

disclosure does not address the competitive marketplace evaluated in setting the base salaries of your named executive officers. See Instruction 2 to Item 402(b) and revise as appropriate to address actions taken subsequent to your fiscal year end.

16.   Please refer to prior comment 30 from our letter dated May 25, 2007. We note the revisions to your disclosure in response to our prior comment. However, you must either disclose the performance targets referenced or provide us with disclosure responsive to Instruction 4 to Item 402(b), specifically stating how such disclosure would cause competitive harm. Also as noted in our prior comment, non-disclosure of performance targets and individual performance goals must be accompanied by a discussion of more than general statements regarding the level of difficulty, or ease, associated with achieving performance goals either on a corporate or individual basis. In this regard, your current disclosure states only that performance goals would involve "some difficulty" at the 80% threshold, "increased difficulty" at target levels, and "significant difficulty" at the maximum levels and that individual performance goals were assigned and expected to be achieved in each performance period. You should revise to identify the specific individual performance goals or the types of individual goals. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. You should provide insight into the factors considered prior to the awarding of performance-based compensation (including cash compensation components), such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

17.   Please refer to prior comment 32 from our letter dated May 25, 2007. We note your revised disclosure that the aggregate size of annual equity award pool pursuant to which equity awards will be granted is subject to the consent of EMC (the holder of your Class B common stock). However, your revised disclosure does not specifically address our prior comment. Please revise to disclose if your Compensation Committee will have discretion over how specific forms of compensation are structured and implemented, such as awarding bonus or equity incentive compensation absent the attainment of relevant performance goals or increasing or decreasing the size of any award. See Item 402(b)(2)(vi). For example, your disclosure should address the discretion afforded to the Compensation and Corporate Governance Committee to award incentive grants outside of the parameters discussed under each such plan.

Financial Statements

Note A. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

18.   We note your response to comment 20 and your revised critical accounting policies disclosures on page 54 where you include a discussion of reserves for returns and stock rotation rights. Considering the Company does not recognize revenue until the products are sold through to the end-user, please explain why you record a reserve for product return and stock rotation rights offered to your channel partners. Please provide a sample of the entries made to record such reserves and tell us the applicable accounting literature you relied upon in accounting for these estimates.

19.   Please refer to comment 37 in our letter dated May 25, 2007. We note in your response that for transactions with end users (Direct Customers), you obtain purchase orders and that all customers are subject to your standard terms and conditions in your End User License Agreement (EULA). We also note in your response that for transactions with Direct Customers involving orders of products for less than $100,000, you do not enter into any "other" form of written contracts and that for transactions with Direct Customers involving orders of products for more than $100,000, you obtain a purchase order. Based on this response, it is unclear how the documentation provided for each transaction size is different. Clarify what forms of documentation is provided for each transaction size that is representative of evidence of the arrangement including whether any of these documents are required to be signed to satisfy this revenue recognition requirement.

20.   We also note in your response to comment 37 in our letter dated May 25, 2007 that for resellers and distributors (Indirect Customers), you enter into master agreements that require the Indirect Customers to issue purchase orders to obtain products. Clarify whether you require both the master agreement and the purchase orders to be signed by both parties in determining whether the evidence of the arrangement exists for revenue recognition purposes and if not, tell us how your policy complies with paragraphs 15 through 17 of SOP 97-2.

21.   We note your response to comment 38 in our letter dated May 25, 2007 where you indicate that qualifying distributors are eligible for additional rebates based on strategic goals set quarterly by the Company and agreed to by the distributor. You further state that since the amount of these specific future rebates cannot be reasonably and reliably estimated at the end of the respective accounting periods, the Company accrues the maximum potential liability. Please explain what you mean by "strategic goals." If these goals are based on revenues, then tell us why you are unable to reasonably and reliably estimate the rebates as your response indicates that actual revenue is known at the end of the quarter.

22.   Please refer to comment 39 in our letter dated May 25, 2007. We have reviewed your response and note that you believe that contractually stated renewal rates constitute VSOE of fair value for PCS given that (1) actual prices paid upon renewal are consistent with renewal rates stated in the transaction and (2) the substantial majority of the Company's maintenance contracts are within a narrow range. Tell whether you perform an evaluation of your contracts annually (or more frequently, if necessary) to determine if the maintenance charged is consistent with your policy and are representative of VSOE.

23.   Please provide a breakdown of your deferred revenue at March 31, 2007 and December 31, 2006 amongst (a) maintenance fees, (b) professional services and (c) license fees and tell us in which annual periods such revenues will be recognized.

Earnings Per Share, page F-13

24.   Please refer to comment 44 in our letter dated May 25, 2007. We have reviewed your response with respect to your application of the two-class method of computing earnings per share (EPS) and your revised disclosures and we have the following additional comments:

(a) We believe the presentation of basic and diluted EPS for each class of common stock pursuant to paragraph 61(d) of SFAS 128 is required. However, since you state that EPS data is the same for each class of common stock, revise your registration statement to clearly state this on the face of the consolidated income statements.

(b) Disclose your EPS computations for each class of common stock pursuant to paragraph 40 of SFAS 128.

(c) Provide us with your basic and diluted EPS calculations for each class of common stock utilizing the methodology described in our prior comment.

Accounting for Stock-Based Compensation, page F-13

25.   Please refer to comment 46 in our letter dated May 25, 2007. We have reviewed your response and note that you expect there to be incremental compensation cost related to the exchange offer where VMware employees would exchange options to acquire EMC common stock for options to acquire VMware common stock and restricted EMC stock awards would be exchanged for VMware restricted stock awards. As a result of the exchange offer being conducted in connection with your IPO, when your IPO price range is disclosed, please revise your registration statement to provide robust disclosures throughout your Management's Discussion and Analysis of Financial Condition and Results of Operations regarding the expected impact of this exchange offer on each line item that will be materially affected as well as the impact on earnings per share. While we note in your response to comment 47 in our letter dated May 25, 2007 that in order to

determine the expected impact of the exchange offer, the Company would have to make certain assumptions to various factors, we believe that you should provide an estimated range of the expected impact the exchange offer would have on the financial statements. Additionally, the readers should be provided with the expected timing of recognizing these amounts. These disclosures should appear in the sections in which the applicable line items are discussed.

26.   We note your response to comment 49 in our letter dated May 25, 2007 where you indicate that the Company followed the Resource Group's guidance in recording a cumulative effect adjustment to recognize compensation costs previously recorded in the Company's pro forma equity compensation disclosures that would have been capitalized in the balance sheet as of January 1, 2006. While we note your adjustment includes an increase to other assets to recognize such software development costs, at its July 21, 2005 meeting, the Resource Group concluded that upon adoption under the modified prospective method, the balance sheet should be adjusted with a corresponding adjustment to additional paid in capital for the impact of the pro forma assets. Please revise your presentation accordingly.

27.   We note your response to comment 51 where you indicate that for SFAS 123 pro forma purposes the Company determined that the fair value of the consideration issued in the VMware acquisition was not significantly different than the fair value of the options surrendered. Please provide the assumptions used (exercise price, stock price, expected life, expected volatility and risk-free interest rate) in determining the fair value of the VMware options immediately prior to the business combination and tell us the calculated fair value of such options. In addition, please tell us how you determined the fair value of the VMware stock used your calculations. Also, tell us how you considered paragraphs 35 and 36 of SFAS 123 in determining that the guidance was unclear on the accounting for these exchanges.

Note L. Segment Information, page F-32

28.   Please refer to comment 53 in our letter dated May 25, 2007. We have reviewed your response and your revisions on page F-33 and reissue our previous comment to disclose revenue earned by product (i.e., VMware Workstation, VMware ESX Server, VMware Virtual Center, etc.) or by class of products (i.e. Virtualization Platform Products, Virtual Infrastructure Automation Products and Virtual Infrastructure Management Products) for each year presented or tell us why such disclosure is not necessary. Refer to paragraph 37 of SFAS 131.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (617) 305-4815
        Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Telephone: (617) 573-4800